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03050822

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Commander Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2996 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 5/28/03

82-2996

COMMANDER RESOURCES LTD.

ARIS
12-31-02



ANNUAL REPORT 2002

COMMANDER RESOURCES LTD.



To the Shareholders

On March 4, 2002 the Company entered into an Arrangement Agreement with its then wholly owned subsidiary, Diamonds North Resources Ltd. ("DNR") in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002, the Company consolidated its share capital on a 1 for 3 basis and changed its name from Major General Resources Ltd. ("Major") to Commander Resources Ltd. ("Commander"). Pursuant to the Arrangement, each 3.5 issued and outstanding post-consolidated common shares of Major were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander. All of the 4,951,032 reorganization shares of Commander were transferred to DNR and in exchange, DNR issued an equal number of its common shares to the shareholders of Commander. Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR at an ascribed value of $1,484,840.

DNR completed an initial public offering and on July 15, 2002, the common shares of DNR were listed for trading on the TSX Venture Exchange. Commander as had its predecessor, Major, trades as a Tier 1 Company on the TSX Venture Exchange.

Commander advanced DNR $300,000 secured by a convertible debenture. In addition it received 890,000 DNR shares. At December 31, 2002 Commander held 1,280,000 DNR shares and $170,000 of the $300,000 debenture. Current plans call for Commander to convert the balance of the debenture in 2003. Upon doing so it will hold a total of 1,790,000 DNR shares.

Commander ended 2002 in good financial shape. The market value of its securities portfolio was $1,162,882 and the value of its other current assets and note receivable, less accounts payable, was $1,638,139.

During 2003 Commander anticipates it will receive the outstanding balance of the $4,000,000 Hammerdown Gold Mine sale price. This balance of $400,000 is payable monthly at the rate of $10.00 per ounce of gold produced.

The reorganization of Commander was expensive. These costs and the extraordinary amount of time and energy required to execute the plan are now history. Commander is positioned to benefit without having to participate financially, from any success Diamonds North achieves as a diamond explorer. Commander's management is now focusing on identifying nickel, base metal and precious metal exploration opportunities in Canada and Central and South America.

COMMANDER RESOURCES LTD.

To the Shareholders (continued)

Commander has a 48% interest in the Sarah Lake, South Voisey's Bay nickel prospect which is being aggressively explored by Falconbridge, a 100% interest in the Nepisiguit /Stewart, New Brunswick base metal prospect, a 100% interest in a large land holding prospective for gold and base metals, surrounding the Hammerdown, Newfoundland gold mine, a 30% Joint Venture interest in the Despinassy, Quebec gold prospect and a 100% interest in the Olympic, Yukon, gold, copper prospect. It also has varying interests in several Ontario gold and base metal prospects.

Commander is currently looking at several new gold and copper 2003 exploration projects. There is no question that the substantial reduction in exploration expenditures throughout the world during the last three years is having the effect of reducing mineral inventories. Opportunities for well financed, motivated and experienced geologists to make a profit by locating reserves for the large mineral producing companies now exist. Commander is well positioned to exploit this opportunity.

On behalf of the Board of Directors

"William J. Coulter"

William J. Coulter
President

April 17, 2003

COMMANDER
RESOURCES LTD.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Commander Resources Ltd. (formerly Major General Resources Ltd.) are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in Note13 and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee which is composed primarily of non-management directors. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.

"William J. Coulter"

William J. Coulter
President

March 31, 2003

COMMANDER RESOURCES LTD.

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF COMMANDER RESOURCES LTD.

I have audited the balance sheets of Commander Resources Ltd. (formerly Major General Resources Ltd.) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), I report that in my opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for cash flows for each of the years in the three year period ended December 31, 2002 and assets and shareholders' equity as at December 31, 2002 and 2001 to the extent summarized in Note 13 to the financial statements.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, Canada
March 31, 2003

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)
Balance Sheets
December 31
(expressed in Canadian dollars)

		2002		2001
ASSETS				
Current assets				
Cash and cash equivalents	$	1,343,690	$	1,197,964
Marketable securities (Note 3)		669,692		40,887
Accounts receivable		255,978		145,531
Due from related parties		153,275		10,273
Prepaid expenses		4,978		7,150
		2,427,613		1,401,805
Note receivable (Note 4)		183,920		-
Mineral properties (Note 5)		6,722,860		8,332,326
Property, plant and equipment (Note 6)		11,974		9,332
	$	9,346,367	$	9,743,463
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	303,702	$	103,736
Future income taxes (Note12)		781,402		1,113,326
		1,085,104		1,217,062
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		17,608,657		17,831,447
Stock-based compensation (Note 7 (f))		1,676		-
Deficit		(9,349,070)		(9,305,046)
		8,261,263		8,526,401
	$	9,346,367	$	9,743,463

Commitments (Note 9)
Subsequent Events (Note 14)

Approved by the Directors: *"William J. Coulter"* William J. Coulter — *"Victor A. Tanaka"* Victor A. Tanaka

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Statements of Operations and Deficit

For the Years Ended December 31

(expressed in Canadian dollars)

		2002		2001		2000 (restated – Note 12)
Revenue						
Royalties	$	202,785	$	-	$	-
Mineral property transactions		42,899		55,868		1,319,411
		245,684		55,868		1,319,411
General and Administrative Expenses						
Salaries and benefits		244,838		218,454		183,888
Investor relations and promotion		115,475		39,008		55,458
Audit and accounting		57,623		38,850		28,200
Office and miscellaneous		54,366		37,738		35,830
Rent		45,846		54,328		52,990
Annual report and meeting		34,636		5,981		7,806
Legal		34,489		15,107		26,742
Transfer agent		17,952		6,396		7,749
Regulatory fees		16,676		3,815		3,662
Telephone		5,261		5,396		8,091
Amortization		4,525		3,769		13,240
Bad debts		-		26,374		-
		631,687		455,216		423,656
Income (loss) before the undernoted		(386,003)		(399,348)		895,755
Administration and other fees		-		-		26,996
Investment income		496,702		77,060		124,109
Property investigation		(13,616)		(25,533)		(5,953)
Stock-based compensation		(1,676)		-		-
Write down of marketable securities		(23,145)		(31,960)		(16,483)
Write down of mineral properties		(456,298)		(24,771)		(404,096)
Gain on sale of marketable securities		8,088		-		-
Income (loss) before taxes		(375,948)		(404,552)		620,328
Future income tax (provision) benefit (Note 12)		331,924		236,018		(268,995)
Income (loss) for the year		(44,024)		(168,534)		351,333
Deficit, beginning of year, as previously reported		(9,305,046)		(7,787,168)		(8,407,496)
Adjustment for future income tax (Note 12)		-		(1,349,344)		(1,080,349)
Deficit beginning of year, as restated		(9,305,046)		(9,136,512)		(9,487,845)
Deficit end of year	$	(9,349,070)	$	(9,305,046)	$	(9,136,512)
Basic earnings (loss) per share	$	(0.01)	$	(0.01)	$	0.03
Diluted earnings (loss) per share	$	(0.01)	$	(0.01)	$	0.01
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)		16,860,039		14,033,109		13,957,751

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Statements of Cash Flows

For the Year Ended December 31

(expressed in Canadian dollars)

	2002	2001	2000 (restated-Note 12)
Cash provided from (used for):			
Operating activities			
Income (loss) for the year	$ (44,024)	$ (168,534)	$ 351,333
Items not involving cash:			
Amortization	4,525	3,769	13,240
Write down of mineral properties	456,298	24,771	404,096
Write down of marketable securities	23,145	31,960	16,483
Investment income received in marketable securities	(445,000)	-	-
Gain on sale of marketable securities	(8,088)	-	-
Stock-based compensation	1,676	-	-
Mineral property transactions	-	-	(1,308,610)
Future income tax	(331,924)	(236,018)	268,995
Net change in non-cash working capital items:			
Accounts receivable	(110,447)	128,779	(245,189)
Due from related parties	(143,002)	37,226	(9,622)
Prepaid expenses	2,172	(4,126)	2,844
Accounts payable and accrued liabilities	(32,310)	(506)	(37,519)
	(626,979)	(182,679)	(543,949)
Investing activities			
Proceeds from sale of marketable securities	9,138	-	-
Purchase of marketable securities	(78,000)	-	-
Proceeds on disposal of mineral property	-	-	3,300,000
Loan receivable	(313,920)	-	-
Mineral property acquisition and exploration costs	(331,672)	(749,217)	(976,424)
Accounts payable and accrued liabilities related to mineral properties	232,276	2,206	(18,005)
Purchase of capital assets	(7,167)	(6,950)	(3,455)
	(489,345)	(753,961)	2,302,116
Financing activities			
Shares issued for cash	1,262,050	-	55,140
Increase (decrease) in cash and cash equivalents	145,726	(936,640)	1,813,307
Cash and cash equivalents, beginning of year	1,197,964	2,134,604	321,297
Cash and cash equivalents, end of year	$ 1,343,690	$ 1,197,964	$ 2,134,604

Supplemental Cash Flow Information (Note 11)

(expressed in Canadian dollars)

1. Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,
- the ability of the Company to obtain financing to complete development, and
- future profitable production from the properties or proceeds from disposition.

On March 4, 2002 the Company entered into an Arrangement Agreement with it's then wholly owned subsidiary, Diamonds North Resources Ltd. ("DNR") in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002, the Company consolidated its share capital on a 1 for 3 basis and changed its name from Major General Resources Ltd. ("Major") to Commander Resources Ltd. ("Commander"). Pursuant to the Arrangement, each 3.5 issued and outstanding post-consolidated common shares of Major were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander. All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander. Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR at an ascribed value of $1,484,840.

DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the "Exchange").

Anti-dilution provisions in connection with the outstanding stock options and warrants of The Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement. On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price. The exercise price was then adjusted and the options and warrants were separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of the Company.

A director of the Company is also a director of DNR. As at December 31, 2002, Commander held a 9.9% interest in DNR.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Financial instruments

The fair value of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties or from the note receivable due to their related party nature and absence of a market for such instruments.

The fair value of marketable securities is disclosed in Note 3.

(c) Cash and cash equivalents

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

(d) Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

2. **Significant Accounting Policies** (continued)

(d) **Mineral properties** (continued)

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

(e) **Joint Venture accounting**

The Company follows the proportionate consolidation method of accounting for joint ventures. The Company's interest in joint ventures is reflected in the mineral property cost for each of these properties.

(f) **Property, plant and equipment**

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%.

(g) **Stock-based compensation**

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and are recorded as an expense in the period the stock-based payment are vested or the awards or rights are granted.

The Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, is disclosed as pro-forma information.

(expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(h) Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected in be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

(i) Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share are the same.

(j) Revenue recognition

Revenues from royalties are recorded upon receipt or accrued for when the amount receivable has been ascertained. Revenues from mineral property transactions are recorded when option payments, expense recoveries or proceeds from disposal received exceed the carrying value of a mineral property.

(k) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

Marketable securities were written down by $23,145 in fiscal 2002 (2001 - $31,960, 2000 - $16,483). The quoted market value of marketable securities at December 31, 2002 was $1,162,882 (2001 - $56,886).

Included in marketable securities, as at December 31, 2002, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

As at December 31, 2002 the Company also holds 1,280,000 common shares of DNR, a company related by virtue of a common director and in which the Company has a 9.9% interest. Of these shares, a total of 960,000 shares are held in escrow and are to be released in instalments of 320,000 shares each commencing on January 8, 2003 to January 8, 2004 (Note 4). The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two year period which expires on March 18, 2004.

(expressed in Canadian dollars)

4. Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

In consideration of the loan, the Company received 890,000 common shares of DNR valued at $0.50 per share. These shares, and any shares issued upon conversion of the loan, are held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter.

During 2002, the Company received an aggregate of 260,000 common shares and 130,000 warrants of DNR pursuant to the conversion of $130,000 of the principal portion of the loan. The Company exercised the warrants to acquire an additional 130,000 common shares of DNR at a price of $0.60 per share.

As at December 31, 2002 a balance of $183,920, consisting of the remaining principal balance of $170,000 plus accrued interest of $13,920, is owed by DNR.

(expressed in Canadian dollars)

5. Mineral Properties

At December 31, 2002 and 2001, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Despinassy	Misty Lake	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$426,600	$516,377	$834,577	$2,981,891	$8,332,326
Additions during year							
Acquisition costs	-	-	-	-	-	8,809	8,809
Exploration costs							
Administration	-	163	-	-	-	-	163
Licenses and fees	-	25	-	-	2,930	10,207	13,162
Geology	15,784	39,156	1,907	2,004	36,466	23,517	118,834
Geophysics	-	35,270	-	800	1,510	125	37,705
Line cutting	-	10,197	-	-	-	-	10,197
Drilling	46,606	211,462	-	-	-	1,500	259,568
	62,390	296,273	1,907	2,804	40,906	35,349	439,629
Less:							
Recoveries	-	(100,000)	-	-	(7,446)	(9,320)	(116,766)
Total additions during year, net	62,390	196,273	1,907	2,804	33,460	34,838	331,672
Reorganization (Note 1)	-	-	-	(519,181)	(868,037)	(97,622)	(1,484,840)
Mineral properties written down	-	(11,678)	(328,507)	-	-	(116,113)	(456,298)
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ -	$ -	$2,802,994	$6,722,860

	Sarah Lake	Green Bay	Despinassy	Misty Lake	Victoria Island	Other Properties	Total
Balance, December 31, 2000	$1,025,467	$2,433,422	$380,697	$507,234	$423,067	$2,855,993	$7,625,880
Additions during year							
Acquisition costs	-	-	-	-	130,144	17,402	147,546
Exploration costs							
Legal	-	-	-	-	31,558	-	31,558
Licenses and fees	-	-	-	-	70,349	42,503	112,852
Geology	30,054	82,127	8,685	9,143	104,111	83,721	317,841
Geophysics	-	9,403	500	-	61,054	5,640	76,597
Geochemistry	295	-	-	-	121,645	436	122,376
Drilling	1,058	86,967	79,484	-	1,242	1,300	170,051
Environment	3,433	-	-	-	-	1,207	4,640
Line Cutting	-	-	-	-	55,138	-	55,138
	34,840	178,497	88,669	9,143	445,097	134,807	891,053
Less:							
Recoveries	-	(64,345)	(42,766)	-	(116,100)	(1,540)	(224,751)
Option Payments	-	(35,000)	-	-	(47,631)	-	(82,631)
	-	(99,345)	(42,766)	-	(163,731)	(1,540)	(307,382)
Total additions during year, net	34,840	79,152	45,903	9,143	411,510	150,669	731,217
Mineral properties written off	-	-	-	-	-	(24,771)	(24,771)
Balance, December 31, 2001	$1,060,307	$2,512,574	$426,600	$516,377	$834,577	$2,981,891	$8,332,326

(expressed in Canadian dollars)

5. **Mineral Properties** (continued)

(a) Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property. During 2002, the Company allowed three of the licenses within the property to lapse and accordingly, wrote-off costs incurred on these licenses in the amount of $11,678.

(c) Despinassy Gold, Quebec

The Company has a 30% interest in the Despinassy Gold joint venture, which was formed in 1999. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest. During 2002, the Company wrote down the carrying value of the property by $328,507 to reflect management's estimate of the property's recoverable value.

(d) Misty Lake, Northwest Territories and Victoria Island, Nunavut

The Company held a 24% joint venture interest in the Misty Lake property and also owned varying interests in several properties on Victoria Island on which diamond exploration programs were conducted. Some of the interests were represented by joint ventures, some were claims optioned to optionees and some were 100% owned Company claims. On May 3, 2002, pursuant to an Arrangement (Note 1), the Company transferred its interest in the Misty Lake Joint Venture, the Victoria Island properties and in certain other properties, included under Other Properties, to DNR in consideration of a gross overriding royalty of up to 1% of production on certain of the transferred properties.

(e) Other Properties

The Company owns several other properties in which it holds interests ranging from 50% to 100%. All the properties are located in Canada. The Company has granted options on some of these properties.

During the year ended December 31, 2002 the Company allowed certain mineral licenses in Newfoundland, Labrador and New Brunswick to lapse. Accordingly, the Company wrote-off an aggregate of $116,113 of acquisition and exploration costs related to these properties.

During the year ended December 31, 2001 the Company terminated its option on the Deva property located in Quebec. Accordingly, the Company wrote-off an aggregate of $24,771 of acquisition and exploration costs related to this property.

(expressed in Canadian dollars)

5. **Mineral Properties** (continued)

The carrying values of those properties included under Other Properties as at December 31, 2002 and 2001 are as follows:

	2002	2001
British Columbia		
Abe & Pal	$ 19,940	$ 18,221
Tam	59,550	58,834
New Brunswick		
Nepisiguit	1,274,574	1,268,052
Hartt's Lake	-	74,636
Labrador		
Adlatok 1	35,835	31,744
Ovoid, Manta, Notakwanon, Long Lake	-	39,835
Sally	25,116	24,115
Satelite	257,771	256,695
Northwest Territories		
GTEN	-	1,523
Kidme	-	95,432
Ontario		
Bamaji	33,355	32,762
Dorothy	19,518	7,314
Matheson	14,185	14,185
McVean	8,474	7,882
Sabin	74,279	69,311
Yukon		
Olympic, Rob	980,134	981,087
Rein	263	263
	$ 2,802,994	$ 2,981,891

6. **Property, Plant and Equipment**

	Cost	Accumulated Amortization	2002 Net Book Value
Furniture and fixtures	$ 45,778	$ 44,607	$ 1,171
Computer equipment	86,450	75,647	10,803
	$ 132,228	$ 120,254	$ 11,974

	Cost	Accumulated Amortization	2001 Net Book Value
Furniture and fixtures	$ 44,314	$ 44,233	$ 81
Computer equipment	80,747	71,496	9,251
	$ 125,061	$ 115,729	$ 9,332

(expressed in Canadian dollars)

7. Share Capital

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued and outstanding common shares

	Number of Shares		Amount
Balance, December 31, 2001 and 2000	42,099,328	$	17,831,447
Issued for cash:			
Private placement, net of issue costs (Note 7(d)(i))	1,700,000		160,000
Private placement, net of issue costs (Note 7(d)(ii))	7,166,667		1,000,000
Warrants	980,500		98,050
Stock Options	40,000		4,000
Consolidation:			
One for three consolidation (Note 7(c))	(34,657,664)		-
Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (Note 1)	-		(1,484,840)
Balance, December 31, 2002	17,328,831	$	17,608,657

(c) Consolidation

On May 3, 2002, pursuant to an Arrangement (Note 1), the Company completed its restructuring. All shareholders of record received one share of Commander Resources Ltd. for every three shares of Major General Resources Ltd. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander Resources Ltd. shares held. Shares outstanding to shareholders after the restructuring were: Commander Resources Ltd. 17,328,831 and DNR 4,951,032.

(d) Private Placements

(i) In February 2002 the Company completed a private placement of 1,600,000 units at $0.10 per unit for gross proceeds of $160,000. A finder's fee of 100,000 units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

(ii) In February 2002 the Company completed a private placement of 6,666,667 units at $0.15 per unit for gross proceeds of $1,000,000. A finder's fee of 500,000 units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

Pursuant to the reorganization of the Company (Note 1) and consolidation of its shares on a 1 for 3 basis, the number of shares to be acquired pursuant to the exercise of the warrants issued in the afore-mentioned private placements and their exercise prices were accordingly adjusted (Note 7(g)).

(expressed in Canadian dollars)

7. **Share Capital** (continued)

(e) **Stock Options**

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,667 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at December 31, 2002, the Company had stock options outstanding for the purchase of 1,095,325 common shares, of which 1,045,325 are exercisable as at December 31, 2002.

	Shares	Weighted Average Exercise Price	
Outstanding at December 31, 2000	3,709,000	$0.18	
Granted	1,013,000	$0.10	
Exercised	-	-	
Expired	(447,000)	$0.18	
Outstanding at December 31, 2001	4,275,000	$0.16	(i)
Granted	190,000	$0.10	(i)
Exercised	(40,000)	$0.10	
Expired	(100,000)	$0.18	
Consolidation 1 for 3	(2,883,343)	-	
	1,441,657	$0.23	
Expired	(396,332)	$0.23	
Granted	50,000	$0.17	
Outstanding at December 31, 2002	1,095,325	$0.23	
Exercisable at December 31, 2002	1,045,325	$0.23	

(i) Pursuant to the reorganization of the Company (Note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The following summarizes information about stock options outstanding at December 31, 2002:

Number of Shares	Weighted Average Exercise Price	Expiry Date
30,000	$0.23	January 10, 2003
379,998	$0.23	July 26, 2003
8,333	$0.23	December 9, 2003
269,330	$0.23	December 14, 2004
324,331	$0.23	September 11, 2006
33,333	$0.23	January 10, 2007
50,000 *	$0.17	December 19, 2007
1,095,325	$0.23	

* these options vest over a period commencing on January 15, 2003 to July 15, 2003

(expressed in Canadian dollars)

7. **Share Capital** (continued)

(f) **Stock-Based Compensation**

During 2002, the Company granted stock options to non-employees to acquire up to an aggregate of 30,000 common shares at an exercise price of $0.23 per share and to employees to acquire up to an aggregate of 83,333 common shares at exercise prices ranging from $0.17 to $0.23 per share.

Pursuant to the CICA standard of accounting for stock-based compensation (Note 2(g), the fair value of the stock options granted to non-employees, in the amount of $1,676, has been recorded as an expense in the year. Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions as at December 31, 2002:

Risk-free interest rate	3.79%
Expected dividend yield	-
Expected stock price volatility	83.69%
Expected option life in years	4

The pro-forma effect on income (loss) and earnings (loss) per share for the year ended December 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	2002	2001	2000
Income (loss) for the year			
Reported	$ (44,024)	$ (168,534)	$ 351,333
Stock-based compensation expense	(6,725)	(40,614)	-
Pro-forma	$ (50,749)	$ (209,148)	$ 351,333
Basic earnings (loss) per share			
Reported	$ (0.01)	$ (0.01)	$ 0.03
Pro-forma	$ (0.01)	$ (0.01)	$ 0.03
Diluted earnings (loss) per share			
Reported	$ (0.01)	$ (0.01)	$ 0.01
Pro-forma	$ (0.01)	$ (0.02)	$ 0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(expressed in Canadian dollars)

7. Share Capital (continued)

(g) Warrants

At December 31, 2002 the Company has outstanding warrants to purchase an aggregate 2,955,554 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired (1) Consolidated (2)	Outstanding at December 31, 2002
$0.23	October 14, 2002	984,000	-	(980,500)	(3,500) (1)	-
$0.23	February 14, 2003	-	1,700,000	-	(1,133,334) (2)	566,666
$0.43/0.505	February 28, 2003/2004	-	7,166,667	-	(4,777,779) (2)	2,388,888
		984,000	8,866,667	(980,500)	(5,914,613)	2,955,554

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Exercised	Expired	Outstanding at December 31, 2001
$0.40	April 26, 2001	87,500	-	-	(87,500)	-
$0.10	October 14, 2002	984,000	-	-	-	984,000
		1,071,500	-	-	(87,500)	984,000

8. Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with two other companies related by virtue of a common director. Included in due from related parties is an aggregate of $10,498 owed by these companies for shared administrative costs. Also included in due from related parties is an amount of $142,777 owed by DNR for costs paid by the Company on behalf of DNR.

(b) The Company paid legal fees in the aggregate of $22,218 (2001 - $10,220) to a law firm of which an officer of the Company is a partner.

9. Commitments

(a) The Company entered into a lease agreement commencing on March 1, 2002 for a two year period expiring on February 29, 2004. The Company's share of rental costs remaining on the lease is approximately $33,800.

(b) The Company has guaranteed the salary of the president of DNR for the initial two year term of his employment. As at December 31, 2002 the remaining amount of the guarantee is $185,000.

10. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from royalties and mineral property transactions, which were earned in Canada.

(expressed in Canadian dollars)

11. Supplemental Cash Flow Information

	2002	2001	2000
Significant non-cash operating, investing and financing activities:			
Operating activities:			
Investment income received in marketable securities	$ 445,000	$ -	$ -
Marketable securities received in settlement of accounts receivable	-	33,530	-
Investing activities:			
Loan payment received in marketable securities	130,000	-	-
Mineral property costs paid with shares	-	-	26,250
Mineral properties sold pursuant to reorganization	1,484,840	-	-
Other cash flow information:			
Interest received	$ 52,779	$ 33,799	$ 79,979

12. Income Taxes

As at December 31, 2002, the Company has non-capital losses of approximately $1,686,800, which may be applied against future income for Canadian income tax purposes. The potential income tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2003	$ 323,700
2004	284,500
2005	356,200
2006	345,700
2008	376,700
	$1,686,800

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2002	2001	2000
	39.62%	44.62%	45.62%
Income tax benefit (expense) computed at Canadian statutory rates	$ 148,951	$ 180,511	$ (282,994)
Temporary differences not recognized in year	(196,014)	(12,460)	(174,280)
Tax losses not recognized	179,081	42,926	188,279
Changes in tax rates	199,906	25,041	-
Future income tax benefit (expense)	$ 331,924	$ 236,018	$ (268,995)

(expressed in Canadian dollars)

12. Income Taxes (continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

	2002	2001	2000
Future income tax assets (liabilities)			
Non-capital losses carried forward	$ 600,871	$ 805,504	$ 651,739
Capital losses carried forward	23,535	61,233	62,605
Temporary differences on mineral properties	(1,485,925)	(2,074,975)	(2,144,428)
Temporary differences on other assets	80,117	94,912	80,740
Future income tax liabilities, net	$ (781,402)	$ (1,113,326)	$ (1,349,344)

The retroactive application of the change in accounting policy to the asset and liability method (Note 2(h)) has the effect of increasing the reported loss and deficit for the year ended December 31, 1999 by $1,080,349 and reducing the income and increasing the deficit for the year ended December 31, 2000 by $268,995. An income tax benefit of $331,924 (2001 - $236,018) has been recorded for the year ended December 31, 2002.

13. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The differences between Canadian and U.S. GAAP are summarized as follows:

(a) Mineral Properties

Under U.S. GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian GAAP, these amounts can be deferred. As such, under U.S. GAAP, these amounts and related future tax liabilities are not recorded on the balance sheet.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(b) Available-for-sale Securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Securities that experience a decline in fair value that is other than temporary are written down. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

(expressed in Canadian dollars)

13. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

(c) Impact of recent United States Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The implementation of this standard does not have a material impact on these financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This standard amends FASB Statement No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

(d) Stock-based compensation

In accordance with the SFAS Board No. 123, "Accounting for Stock-Based Compensation", the Company has elected, for financial statement purposes, not to follow the fair value-based accounting method to stock based awards granted to directors and employees. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, is disclosed as pro-forma information.

(expressed in Canadian dollars)

13. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

(e) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

		2002		2001
Total assets under Canadian GAAP	$	9,346,367	$	9,743,463
Adjustment to reconcile to U.S. GAAP				
Write-off of capitalized mineral property costs		(6,722,860)		(8,332,326)
Unrealized gain on available-for-sale securities		493,190		15,999
Total assets under U.S. GAAP	$	3,116,697	$	1,427,136
Shareholders' equity under Canadian GAAP	$	8,261,263	$	8,526,401
Adjustments to reconcile to U.S. GAAP				
Non-employee stock based compensation expense				
- current year		-		(23,172)
- prior years		(467,666)		(490,838)
Unrealized gain on marketable securities		493,190		15,999
Write off of mineral property costs		(6,722,860)		(8,332,326)
Total shareholder's equity (deficiency) under U.S. GAAP	$	1,563,927	$	(303,936)

Statements of Operations and Deficit

		2002		2001		2000 (restated-Note 12)
Income (loss) for the year, under Canadian GAAP	$	(44,024)	$	(168,534)	$	351,333
Adjustments to reconcile to U.S. GAAP						
Non-employee stock based compensation expense		-		(23,172)		-
Option payments and recoveries received in the year		116,766		307,383		773,316
Mineral property costs incurred in the year		(448,438)		(1,038,602)		(1,775,990)
Reversal of write-off of mineral properties		456,298		24,771		404,096
Income (loss) under U.S. GAAP		80,602		(898,154)		(247,245)
Unrealized gain on available-for-sale securities		493,190		15,999		693
Comprehensive Income (loss) under U.S. GAAP	$	573,792	$	(882,155)	$	(246,552)
Basic and diluted earnings (loss) per share under U.S. GAAP	$	0.03	$	(0.06)	$	(0.02)
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)		16,860,039		14,033,109		13,957,751

(expressed in Canadian dollars)

13. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

Statements of Cash Flows

		2002		2001		2000
Cash used for operating activities under Canadian GAAP	$	(626,979)	$	(182,679)	$	(543,949)
Adjustments to reconcile to U.S. GAAP						
Option payments and recoveries received in the year		116,766		289,383		4,073,316
Mineral property costs incurred in the year		(448,438)		(1,038,600)		(1,749,740)
Cash provided by (used for) operating activities under U.S. GAAP	$	(958,651)	$	(931,896)	$	1,779,627
Cash provided by (used for) investing activities under Canadian GAAP	$	(489,345)	$	(753,961)	$	2,302,116
Adjustments to reconcile to U.S. GAAP						
Mineral property costs, net of recoveries, incurred in year		331,672		749,217		(2,323,576)
Cash used for investing activities under U.S. GAAP	$	(157,673)	$	(4,744)	$	(21,460)

(f) Pro Forma Income (Loss)

For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on the income (loss) for fiscal years 2002, 2001 and 2000 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:

		2002		2001		2000
Income (loss) under U.S. GAAP	$	573,792	$	(882,155)	$	(246,552)
Employee stock based compensation expense		(6,275)		(40,614)		-
Pro forma income (loss)	$	567,517	$	(922,769)	$	(246,552)
Pro forma						
Basic and diluted net earnings (loss) per share under U.S. GAAP	$	0.03	$	(0.07)	$	(0.02)

14. Subsequent Events

(a) On January 24, 2003, the Company granted to directors, employees and consultants stock options to acquire up to 966,340 common shares expiring on January 23, 2008 with an exercise price of $0.20 per share.

(b) On March 31, 2003, the Company received 130,000 common shares and 65,000 warrants of DNR upon the conversion $65,000 of the principal portion of the note receivable. The Company exercised the warrants and acquired an additional 65,000 shares of DNR at $0.60 per share.

(c) Of the warrants to acquire 566,666 common shares of the Company which have an expiry date of February 14, 2003, warrants to acquire 399,999 common shares were exercised for proceeds of $92,000. The remaining warrants expired unexercised.

COMMANDER RESOURCES LTD.
(formerly Major General Resources Ltd.)

Form 51-901F Schedule B
December 31, 2002

1. Analysis of Expenses and Deferred Costs:

(a) Breakdown of Investor relations and promotion expense

Consulting	$	31,000
Conferences, trade shows and travel		30,484
Media		18,825
Administration		15,001
Promotion		20,165
	$	**115,475**

(b) For a breakdown of mineral property expenditures, please refer to Schedule A.

2. Related Party Transactions:

(a) Included in marketable securities are 1,280,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by virtue of a common director and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of another common director.

(b) At December 31, 2002, the Company has a note receivable in the amount of $170,000 plus accrued interest of $13,920 payable from Diamonds North.

(c) The Company shares certain administrative costs with two other companies related by virtue of a common director. Included in accounts receivable is an aggregate of $10,498 owed by those companies for shared administrative expenses. Also included in due from related parties is an amount of $142,777 owed by Diamonds North for costs paid by the Company on behalf of Diamonds North.

(d) The Company paid legal fees in the aggregate of $22,218 to a law firm of which an officer of the Company is a partner.

3. (a) Summary of Securities Issued During the Year:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Feb. 1, 2002	Common	Warrant exercise	44,000	$0.10	$4,400	Cash	-
Feb. 8, 2002	Common	Private placement	1,600,000	$0.10	160,000	Cash	-
Feb. 8, 2002	Common	Finders fee	100,000	-	-	Issue Cost	-
Feb. 13, 2002	Common	Warrant exercise	100,000	$0.10	10,000	Cash	-
Feb. 14, 2002	Common	Warrant exercise	300,000	$0.10	30,000	Cash	-
Feb. 22, 2002	Common	Warrant exercise	100,000	$0.10	10,000	Cash	-
Feb. 25, 2002	Common	Private placement	6,666,667	$0.15	1,000,000	Cash	-
Feb. 25, 2002	Common	Finders fee	500,000	-	-	Issue Cost	-
Feb. 28, 2002	Common	Warrant exercise	136,500	$0.10	13,650	Cash	-
Mar. 1, 2002	Common	Warrant exercise	300,000	$0.10	30,000	Cash	-
Apr. 5, 2002	Common	Stock option exercise	40,000	$0.10	4,000	Cash	-
Total (pre-consolidation			**9,887,167**		**$1,262,050**		**$Nil**

On May 3, 2002, the Company completed a one (new share) for three (old share) consolidation.

(b) **Summary of Stock Options Granted During the Year:**

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jan. 11, 2002	30,000	Consultant	$0.23	Jan. 10, 2003
Jan. 11, 2002	33,333	Employee	$0.23	Jan. 10, 2007
Dec. 18, 2002	50,000	Employee	$0.17	Dec. 19, 2007
Total	113,333			

4. (a) **Authorized Share Capital:**
100,000,000 common shares without par value.

(b) **Issued and Outstanding Share Capital at December 31, 2002:**
17,328,831 common shares without par value.

(c) **Stock Options Outstanding at December 31, 2002:**

Number of Shares	Expiry Date	Weighted Average Exercise Price
30,000	January 10, 2003	$0.23
379,998	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
269,330	December 14, 2004	$0.23
324,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
50,000	December 19, 2007	$0.17
1,095,325		

Warrants Outstanding at December 31, 2002:

Number of Shares	Expiry Date	Price Per Share
566,666	January 15, 2003	$0.23
2,388,888	February 28, 2003/04	$0.43/0.505
2,955,554		

(d) **Escrow or Pooled Shares at December 31, 2002:**

None

5. **Directors and Officers:**

William J. Coulter, President and Director
Bernard H. Kahlert, Vice President Exploration and Director
Jonathan A. Rubenstein, Director
Victor A. Tanaka, Director
Albert F. Reeve, Director (appointed January 24, 2003)
Janice Davies, Corporate Secretary
Maynard E. Brown, Assistant Corporate Secretary

COMMANDER
RESOURCES LTD.
(formerly Major General Resources Ltd.)

Form 51-901F Schedule C
December 31, 2002

MANAGEMENT DISCUSSION

1. Description of Business

Commander Resources Ltd. ("the Company") is engaged in the exploration of prospective gold, nickel and base metals properties in Canada. The Company's principal properties include the 48% interest in the Sarah Lake joint venture in Labrador (nickel prospect) and the 100% interest in the Green Bay property in Newfoundland (gold and base metal prospect).

2. Discussion of Operations and Financial Condition

(a) General Discussion

Company Restructuring

On March 4, 2002 the Company entered into an Arrangement Agreement with it's then wholly owned subsidiary, Diamonds North Resources Ltd. ("Diamonds North"), in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to Diamonds North in consideration of Diamonds North assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name from Major General Resources Ltd. ("Major") to Commander Resources Ltd. ("Commander"). Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander. All of the reorganization shares of Commander were transferred to Diamonds North and in exchange, Diamonds North issued 4,951,032 common shares to the shareholders of Commander. Commander then redeemed all of the reorganization shares held by Diamonds North by transferring its interest in certain of its mineral properties to Diamonds North at an ascribed value of $1,484,840.

Diamonds North completed an initial public offering and on July 15, 2002 the common shares of Diamonds North were listed for trading on the TSX Venture Exchange. The Company, as had Major, continues to trade as a Tier 1 Company on the TSX Venture Exchange.

Financial Operations

For the year ended December 31, 2002, the Company's net loss of $44,024 (2001 - $168,534) was a $124,510 decrease from fiscal 2001. Basic and diluted loss per share remained the same as fiscal 2001 at $0.01 per share due to the issuance of new common shares during the year. The Company's decrease in net loss is largely composed of:

- a $189,816 increase in revenues due to the $202,785 (2001 - $Nil) royalties received from Richmont Mines Inc.
- a $176,471 increase in general and administrative expense due primarily to the reorganization of the Company and the Arrangement with Diamonds North.
- a $95,906 increase in future income tax benefits which reflects a reduction in the Company's potential future tax liability.

(a) **General Discussion** (continued)

On March 3, 2000, the Company completed the sale of the Hammerdown/Rumbullion Gold Deposit for $3.4 million dollars and an additional $600,000 in royalties to be paid at a rate of $10 per ounce of gold for production between 70,000 and 130,000 ounces. During fiscal 2002, the Company received $202,785 (2001 - $Nil) in royalties revenue from Richmont Mines Inc. and anticipates receiving the remaining balance of the royalty by the end of fiscal 2003.

For the year ended December 31, 2002, general and administrative expenses of $631,687 (2001 - $455,216) was a $176,471 increase over fiscal 2001. As noted above in "Company restructuring", the Company incurred several one-time increases in expenses due to the reorganization of the Company and the Arrangement with Diamonds North. Direct expenses associated with the Company restructuring include increased audit and accounting, annual report and meeting, legal, transfer agent and regulatory fees. An additional expense associated with the restructuring was a $76,467 increase in investor relations and promotion expense. During the year, the Company informed its shareholders and promoted the benefits of the reorganization and it's Arrangement with Diamonds North.

Other non-operating income includes investment income of $496,702 (2001 - $77,060) which includes the receipt of 890,000 shares of Diamonds North, received as a bonus for providing a working capital loan, valued at $445,000. Other non-operating expense includes the write down of mineral properties of $456,298 (2001 - $24,771). During 2002, management of the Company estimated the carrying value of the Despinassy Gold property in Quebec to be $100,000 and wrote the property down by $328,507. The other significant mineral property write down for $74,636 is the Hartts Lake property in New Brunswick.

During the year ended December 31, 2002, the Company incurred $8,809 in acquisition costs and $322,863 in exploration costs, net of recoveries. As part of the Company's restructuring, the Company transferred to Diamonds North the Misty Lake, Northwest Territories and Victoria Island, Nunavut properties for an ascribed value of $1,484,840.

Outlook for 2003

For late Spring 2003, the Company has planned two limited exploration programs on the Adlatok 1 and Sally properties in Labrador. With the financial market's renewed interest in gold, the Company sees potential in it's 100% owned Orion gold deposit located on the Green Bay property in Newfoundland. The Company will continue to investigate several gold exploration prospects which it will consider for potential exploration in the Summer of 2003.

(b) **Acquisition and Exploration Expenses on Mineral Properties**

Management of the Company regularly reviews the status of its exploration projects and mineral properties on an ongoing basis. Deferred exploration expenses attributable to projects and properties that are abandoned or no longer deemed to be significant with respect to their mineral potential are written off when that determination is made. At December 31, 2002, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties in 2002 are as follows:

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

Form 51-901F Schedule C
December 31, 2002

	Sarah Lake	Green Bay	Despinassy	Misty Lake	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$426,600	$516,377	$834,577	$2,981,891	$8,332,326
Additions during year							
Acquisition costs	-	-	-	-	-	8,809	8,809
Exploration costs							
Administration	-	163	-	-	-	-	163
Licenses and fees	-	25	-	-	2,930	10,207	13,162
Geology	15,784	39,156	1,907	2,004	36,466	23,517	118,834
Geophysics	-	35,270	-	800	1,510	125	37,705
Line cutting	-	10,197	-	-	-	-	10,197
Drilling	46,606	211,462	-	-	-	1,500	259,568
	62,390	296,273	1,907	2,804	40,906	35,349	439,629
Less:							
Recoveries	-	(100,000)	-	-	(7,446)	(9,320)	(116,766)
Total additions during year, net	62,390	196,273	1,907	2,804	33,460	34,838	331,672
Reorganization (Note 1)	-	-	-	(519,181)	(868,037)	(97,622)	(1,484,840)
Mineral properties written down	-	(11,678)	(328,507)	-	-	(116,113)	(456,298)
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ -	$ -	$2,802,994	$6,722,860

(c) Description of Activities on Mineral Properties

During the year, the Company continued to search for and evaluate mineral exploration opportunities. The following is a summary of the Company's major properties.

SARAH LAKE *(Nickel, Labrador)*

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited ("Falconbridge") an option to earn a 50% interest in the 35.5 square kilometre Sarah Lake property. To earn in, Falconbridge must spend $4,000,000 over five years. Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.

The surveys outlined several moderate conductors which were not designated as drill targets by Falconbridge. Elsewhere in the area Falconbridge drilled five core holes which encountered a number of narrow nickel sulphide intersections with significant nickel values which formed support for a 2003 work program by Falconbridge. Several deep penetrating types of geophysical surveys are planned for 2003 at Sarah Lake which will be drill tested if they meet Falconbridge's size requirements. To the end of 2002, Falconbridge expended $98,500 on the Sarah Lake project.

GREEN BAY *(Gold and Base Metals, Newfoundland)*

At Green Bay, Newfoundland, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides. Although significant base metal zones were encountered, Hudson Bay Exploration & Development's parent, Anglo American PLC, discontinued worldwide exploration for VMS deposits. The Company received a notice of termination together with the required property reports. Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets.

(c) **Description of Activities on Mineral Properties** (continued)

During the fall of 2002, a 3,500 metre diamond drill program was undertaken by the Company to test for extensions of the Orion deposit as well as drill several base metal targets. Five holes and one deep hole extension totaling 1,900 metres were drilled to test for VMS base metal mineralization. Although strong sulphide zones were encountered in altered felsic volcanics with accompanying base metal mineralization, no ore grade intercepts were encountered.

Four holes totaling 1,600 metres were drilled to test the Orion deposit; two at depth and two to test an interpreted fault offset to the east. The fault offset holes encountered the Orion Gold zone with a 0.6 metre intercept grading 5.09 gm/T gold. Further drilling is required in this direction. At depth, several narrow gold zones were encountered, the best being 12.5 g/T Au over 0.3 metres, 4.86 gm/T Au over 1.1 metres and 9.07 gm/T Au over 0.35 metres.

Orion is situated two kilometres along strike from the operating Hammerdown gold mine which was sold by the Company to Richmont Mines Inc. To date, Orion has been drilled to a depth of 300 metres. In 1998 a geological resource containing 270,000 tonnes grading 7.0 g/T Au in two zones was calculated based on 27 drill holes spaced at fifty metres.

DESPINASSY *(Gold, Quebec)*

The potential for additional work on this gold property located near Val d'Or is under review. Cameco Gold Inc., the operator and 70% joint venture partner, has decided against additional work and is currently offering its interest for sale. The Company has a 30% joint venture interest in the project. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest. During 2002, the Company wrote down the carrying value of the property by $328,507 to reflect management's estimate of the property's recoverable value.

(d) **Investor Relations**

During the year ended December 31, 2002, the Company incurred a total of $115,475 on investor relations and promotion expense, a detailed break-down is provided below. The large increase in investor relation expense over fiscal 2001 is due to the Company's restructuring. During the year, the Company informed and promoted the benefits of the reorganization and Arrangement with Diamonds North at several conference and trade shows. To assist management, the Company employed the services of Toressan Communications. Other investor relation expenses include the distribution of news and materials to shareholders.

Consulting	$	31,000
Conferences, trade shows and travel		30,484
Media		18,825
Administration		15,001
Promotion		20,165
	$	115,475

3. **Financings**

In February 2002, the Company completed a private placement of 1,600,000 (pre-consolidation) units at $0.10 per unit for gross proceeds of $160,000. A finder's fee of 100,000 (pre-consolidation) units was also paid in connection with the private placement. Each unit consists of one common share and

3. **Financings** (continued)

one share purchase warrant exercisable to acquire one additional common share at a pre-consolidation price of $0.10 per share to February 14, 2003.

In February 2002, the Company completed a private placement of 6,666,667 (pre-consolidation) units at $0.15 per unit for gross proceeds of $1,000,000. A finder's fee of 500,000 (pre-consolidation) units was also paid in connection with the private placement. Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at pre-consolidation prices of $0.183 per share to February 28, 2003 or at a price of $0.216 to February 28, 2004.

4. **Liquidity and Solvency**

At December 31, 2002, the Company had $2,123,911 (2001 - $1,298,069) in working capital which is sufficient to achieve the Company's planned business objectives for fiscal 2003. The $825,842 improvement in working capital over fiscal 2001 is largely due to the $628,805 increase in marketable securities. At December 31, 2002, the Company's increase in the marketable securities carrying value of $669,692 (2001 - $40,887) is due to the 1,280,000 commons shares held in Diamonds North. The quoted market value of marketable securities at December 31, 2002 is $1,162,882 (2001 - $56,886).

The Company's primary business activity is resource exploration and it currently does not generate sufficient revenue to cover operations. In the future, additional financing may be required, if the Company decides to expand it's currently planned 2003 property acquisition, exploration and/or development programs.

5. **Subsequent Events to the year ended December 31, 2002:**

(a) On January 24, 2003, the Company granted to directors, employees and consultants stock options to acquire up to 966,340 stock options expiring on January 23, 2008 with an exercise price of $0.20 per share.

(b) On March 31, 2003, the Company received 130,000 common shares and 65,000 warrants of Diamonds North in payment of $65,000 of the principal portion of the note receivable. The Company exercised the warrants and acquired an additional 65,000 shares of Diamonds North at $0.60 per share increasing its common share holdings of Diamonds North to 1,475,000 shares.

(c) Subsequent to December 31, 2002, 399,999 of the 566,666 warrants expiring on February 14, 2003 with an exercise price of $0.23 were exercised for proceeds of $92,000. The remaining 166,667 warrants expired unexercised.

On behalf of the Board of Directors,

"WILLIAM J. COULTER"

William J. Coulter
President and Director

April 17, 2003

CORPORATE INFORMATION

HEAD OFFICE

Commander Resources Ltd.
(formerly Major General Resources Ltd.)
Suite 1550, 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
FAX: (604) 685-2814

Internet Website:
www.commanderresources.com
Email: info@commanderresources.com

OFFICERS & DIRECTORS

William J. Coulter, B.A.Sc.
President and Director

Bernard H. Kahlert, P.Eng.
Vice President Exploration and Director

Albert F. Reeve, P.Eng.
Director

Jonathan A. Rubenstein, LL.B.
Director

Victor A. Tanaka, P.Geo.
Director

Janice Davies
Corporate Secretary

Maynard E. Brown, LL.B.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION

(as at December 31, 2002)

Shares Authorized: 100,000,000
Shares Issued: 17,328,831

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

G. Ross McDonald, C.A.
Suite 1402, 543 Granville Street
Vancouver, British Columbia
V6C 1X8

LEGAL COUNSEL

Brown McCue
1650 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

COMMANDER
RESOURCES LTD.

Printed in Canada



COMMANDER
RESOURCES LTD.